UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 June 2007

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-126811, 333-85646 AND 333-12384) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

SEC Filings and this Filing: Important Information
In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the SEC a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to ABN AMRO shareholders.
Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.
This filing shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
This Current Report on Form 6-K is being filed in connection with the disclosure requirements applicable to Barclays Bank PLC’s shelf registration statement. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Explanatory Note:
On April 23, 2007, the Registrants filed a Current Report on Form 6-K containing, among other things, Barclays unaudited pro forma combined condensed financial information for the year ended and as at December 31, 2006, and notes thereto, as required by Article 11 of Regulation S-X. On June 11, 2007, Barclays filed a Registration Statement on Form F-4 (the “Form F-4”) containing the preliminary version of Barclays offer document/prospectus, which included, among other things, updated Barclays unaudited pro forma combined condensed financial information for the year ended and as at December 31, 2006, and notes thereto, as required by Article 11 of Regulation S-X. The unaudited pro forma combined condensed financial information included in the Form-4 is attached as Exhibit 99.1 to this Current Report on Form 6-K. The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period.

Exhibit	Item
Exhibit 99.1	Unaudited pro forma combined condensed financial
information for the year ended and as at December 31, 2006 of
Barclays PLC

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
Introduction
      The following unaudited pro forma combined condensed balance sheet as at, and unaudited pro forma combined condensed income statement for the year ended, December 31, 2006 and the notes thereto (together, the “pro forma financial information”) are based on the historical financial statements of ABN AMRO and Barclays after giving effect to the proposed combination using the purchase method of accounting by applying the estimates, assumptions and adjustments described in the accompanying notes to the pro forma financial information.
      The historical financial statements of both ABN AMRO and Barclays for the year ended December 31, 2006 have been prepared in accordance with IFRS and reconciled to US GAAP.
      For the purposes of the preparation of the pro forma financial information:

•	The consolidated balance sheet of Barclays at December 31, 2006 has been combined with the consolidated balance sheet of ABN AMRO at December 31, 2006, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on December 31, 2006;

•	The consolidated income statement of Barclays for the year ended December 31, 2006 has been combined with the consolidated income statement of ABN AMRO for the year ended December 31, 2006, both of which are prepared in accordance with IFRS and reconciled to US GAAP, as if the proposed combination giving effect to the sale of LaSalle had occurred on January 1, 2006; and

•	The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of the Barclays 2006 Form 20-F. The presentation currency of the combined group will be euro should the proposed combination occur.
      The pro forma financial information includes appropriate adjustments to account for the events directly associated with the proposed combination. Any potential synergy benefits are not included within the pro forma financial information. Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information.
      The pro forma adjustments directly relating to the proposed combination are based on effecting the pre-acquisition disposal of LaSalle, an estimate of the fair value of the consideration to be provided, and preliminary assessments of the fair values of assets acquired and liabilities assumed and available information and assumptions. If the proposed combination did occur, a final determination of these fair values will be based on Barclays management’s estimates of the fair values of the remaining assets and liabilities and an assessment of the fair values of the intangible assets as at the actual date of the combination. The final determination of these fair values will result in potentially material changes to the pro forma adjustments and the pro forma financial information included herein.
      The actual purchase price allocation will also be subject to change as a result of finalisation of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the proposed combination. The effect of the final fair valuation of assets and liabilities and the determination of the final consideration may cause material differences to the following pro forma financial information.
      The final consideration will be determined based on the exchange ratio of ABN AMRO ordinary shares to Barclays ordinary shares and the fair value of Barclays ordinary shares at the date at which the offer is declared unconditional. As such, any changes in the fair value of the shares prior to that date may also cause material differences to the pro forma financial information. In addition, any changes in the foreign exchange rate prior to the date at which the offer is declared unconditional, may cause material differences.

      The pro forma financial information and accompanying notes should be read in conjunction with the historical financial statements and the related notes thereto of Barclays for the year ended December 31, 2006. This data should also be read in conjunction with;

•	ABN AMRO financial statements and related notes thereto for the year ended December 31, 2006 which are incorporated herein by reference to the ABN AMRO 2006 Form 20-F; and

•	The consolidated IFRS balance sheet of LaSalle as at December 31, 2006 published by ABN AMRO within the ABN AMRO Holding N.V. Unaudited Pro Forma Condensed Financial Statements filed by ABN AMRO with the SEC on a Current Report on Form 6-K on April 25, 2007.
      The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been if the combination had occurred on the dates indicated nor does it project the results of operations for any future period.

Unaudited Pro Forma Combined Condensed Balance Sheet as at December 31, 2006
IFRS basis

			Pre
			Acquisition	Other	Notes to		Pro forma
	Barclays	ABN AMRO(1)	Disposal(2)	Adjustments(3)	adjustments		combined

	£m	£m	£m	£m			£m
Assets
Cash and other short-term funds	9,753	8,266	9,760	521	(a	)	28,300
Trading and financial assets designated at fair value	292,464	72,767	(870)	—			364,361
Derivative financial instruments	138,353	72,851	—	—			211,204
Loans and advances to banks	30,926	19,362	(3,004)	—			47,284
Loans and advances to customers	282,300	234,590	(32,477)	2,260	(b	)	486,673
Available for sale financial investments	51,703	80,150	(16,250)	—			115,603
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	134,017	—	—			308,107
Property, plant and equipment	2,492	4,208	(632)	—			6,068
Other assets	14,706	36,248	(3,846)	20,804	(c	)	67,912

Total assets	996,787	662,459	(47,319)	23,585			1,635,512

Liabilities
Deposits and items in the course of collection due to banks	81,783	67,266	(8,122)	(5)	(b	)	140,922
Customer accounts	256,754	204,399	(30,189)	(54)	(b	)	430,910
Trading and financial liabilities designated at fair value	125,861	32,484	(142)	—			158,203
Liabilities to customers under investment contracts	84,637	3,666	—	—			88,303
Derivative financial instruments	140,697	69,442	—	—			210,139
Debt securities in issue	111,137	133,897	(11,637)	(654)	(b	)	232,743
Repurchase agreements and cash collateral on securities lent	136,956	97,711	—	—			234,667
Insurance contract liabilities, including unit linked liabilities	3,878	2,738	—	—			6,616
Subordinated liabilities	13,786	12,895	(3,913)	127	(d	)	22,895
Other liabilities	13,908	20,582	(2,107)	3,170	(e	)	35,553

Total liabilities	969,397	645,080	(56,110)	2,584			1,560,951

Net assets	27,390	17,379	8,791	21,001			74,561

Shareholders’ equity
Shareholders’ equity excluding minority interests	19,799	15,837	8,990	21,001			65,627
Minority interests	7,591	1,542	(199)	—			8,934

Total shareholders’ equity	27,390	17,379	8,791	21,001			74,561

(1)	The financial information of ABN AMRO in this unaudited combined condensed balance sheet reflects the IFRS financial information for continuing operations presented in the financial statements for the year ended December 31, 2006 published by ABN AMRO within the ABN AMRO 2006 Form 20-F. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.

(2)	See Note 2 to the pro forma financial information.

(3)	See Note 3 to the pro forma financial information.

Unaudited Pro Forma Combined Condensed Income Statement for the year ended December 31, 2006
IFRS basis

			Pre
		ABN	Acquisition	Other	Notes to	Pro forma
	Barclays	AMRO(1)	Disposal(2)	Adjustments(3)	adjustments	combined

	£m	£m	£m	£m		£m
Continuing operations
Net interest income	9,143	6,681	(1,439)	(1,145)	(f)	13,240
Net fee and commission income	7,177	4,124	(427)	—		10,874
Principal transactions	4,576	3,279	(140)	—		7,715
Net premiums from insurance contracts	1,060	1,076	—	—		2,136
Other income	214	4,484	(195)	—		4,503

Total income	22,170	19,644	(2,201)	(1,145)		38,468
Net claims and benefits incurred on insurance contracts	(575)	(1,005)	—	—		(1,580)

Total income net of insurance claims	21,595	18,639	(2,201)	(1,145)		36,888
Impairment charges	(2,154)	(1,262)	42	—		(3,374)

Net income	19,441	17,377	(2,159)	(1,145)		33,514
Operating expenses	(12,674)	(14,090)	1,393	(1,267)	(g)	(26,638)
Share of post-tax results of associates and joint ventures	46	165	(3)	—		208
Profit on disposal of subsidiaries, associates and joint ventures	323	—	—	—		323

Profit before tax	7,136	3,452	(769)	(2,412)		7,407
Tax	(1,941)	(614)	158	652	(h)	(1,745)

Profit after tax	5,195	2,838	(611)	(1,760)		5,662

Profit attributable to minority interests	624	44	—	—		668
Profit attributable to equity holders of the parent	4,571	2,794	(611)	(1,760)		4,994

	5,195	2,838	(611)	(1,760)		5,662

Earnings per share data (pence)
— Basic	71.9	148.3				40.0
— Diluted	69.8	147.6				39.3

Number of shares (million)
Weighted average ordinary shares	6,357	1,883				12,472
Weighted average dilutive shares	6,507	1,896				12,622

(1)	The financial information of ABN AMRO in this unaudited combined condensed income statement reflects the IFRS financial information for continuing operations presented in the financial statements for the year ended December 31, 2006 published by ABN AMRO within the ABN AMRO 2006 Form 20-F. Such information does not reflect any comments that the management of Barclays might make had they performed a detailed review. ABN AMRO financial statements have been reformatted to be consistent with Barclays line item presentation.

(2)	See Note 2 to the pro forma financial information.

(3)	See Note 3 to the pro forma financial information.

Notes to Pro forma Combined Condensed Financial Information

1.	Description of proposed combination and estimated pro forma purchase price
      The pro forma financial information has been prepared on the basis of preliminary estimates and assumptions. The key assumptions used to prepare the pro forma financial information (excluding those in relation to LaSalle which are disclosed in note 2) are:

•	Potential cost synergy, revenue benefits and associated restructuring costs are not included within the pro forma financial information;

•	Only costs which are expected to be directly incurred as part of the proposed combination have been included within the pro forma financial information;

•	The presentation currency of the combined group is pound sterling as this is consistent with the presentation currency of Barclays 2006 Form 20-F and the Barclays Bank PLC 2006 combined Annual Report on Form 20-F filed with the SEC. The presentation currency of the combined group will be euro should the proposed combination occur;

•	On April 22, 2007, the Barclays Board unanimously resolved to make an exchange offer for 100% of ABN AMRO ordinary shares. Payment would be in Barclays ordinary shares with 3.225 of Barclays ordinary shares to be exchanged for each ordinary share in ABN AMRO. Therefore, the estimated purchase price of the proposed combination for pro forma purposes will be based on the issue of 6,115 million Barclays ordinary shares;

•	The pro forma financial information reflects the purchase price of the proposed combination to be £45,995m consisting of Barclays ordinary shares and direct transaction costs;

•	The ABN AMRO income statement has been translated at a 2006 average exchange rate of 1.47 (€/£) and the ABN AMRO balance sheet has been translated at the December 31, 2006 closing exchange rate of 1.49 (€/£) in line with the exchange rates used in the published financial statements of Barclays for the year ended December 31, 2006;

•	Fair value adjustments of financial assets and liabilities have been made in line with publicly available information and are amortised on a straight line basis over the appropriate maturity;

•	Remaining ABN AMRO employee share options will be exercised as part of the combination at a weighted average strike price of €19.35 per share;

•	The fair value of property, plant & equipment and other non-financial instruments are not materially different to the balance sheet carrying values disclosed in the ABN AMRO 2006 Form 20-F;

•	Calculation of goodwill is based on the closing price of Barclays ordinary shares of £7.50 as listed on the LSE Daily Official List on April 20, 2007;

•	The split of goodwill and intangible assets arising from the proposed combination has been based on a ratio of 70 : 30 in line with historical combinations within the financial services industry;

•	Intangible assets have been amortised on a straight line basis over the estimated useful economic life of 5 years; and

•	Different tax rates have been applied to individual adjustments by reference to the nature of the adjustment.

Estimated pro forma allocation of purchase price of the proposed combination
      For the purposes of this pro forma, the proposed combination has been accounted for using the purchase method of accounting in accordance with IFRS. An estimated allocation of the purchase price to reflect the estimated fair values of certain ABN AMRO assets and liabilities has been reflected in the unaudited pro forma financial information. Based on the initial estimates, and subject to changes which may be material upon completion of a final valuation, the preliminary allocation of the estimated pro forma purchase price is as follows:

	£m

	Cash and other short-term funds		18,715
	Trading and financial assets designated at fair value		71,897
	Derivative financial instruments		72,851
	Loans and advances to banks		16,358
	Loans and advances to customers		204,373
	Available for sale financial investments		63,900
	Reverse repurchase agreements and cash collateral on securities borrowed		134,017
	Property, plant and equipment		3,576
	Other assets (including intangible assets)		34,011

	Total assets		619,698

	Deposits and items in the course of collection due to banks		59,139
	Customer accounts		174,156
	Trading and financial liabilities designated at fair value		32,342
	Liabilities to customers under investment contracts		3,666
	Derivative financial instruments		69,442
	Debt securities in issue		121,606
	Repurchase agreements and cash collateral on securities lent		97,711
	Insurance contract liabilities, including unit linked liabilities		2,738
	Subordinated liabilities		9,109
	Other liabilities		21,645

	Total liabilities		591,554

	Net Assets		28,144

	Estimated purchase consideration		45,995
Less: Estimated fair value of net assets	28,144
	Minority interests of ABN AMRO not acquired	(1,343)

	Estimated fair value of net assets excluding minority interests		(26,801)

	Goodwill		19,194

      If the proposed combination occurs, Barclays will perform a valuation after the closing date to determine the actual values assigned to all acquired assets and liabilities associated with the proposed combination. Identified intangible assets, upon completion of the final valuation, will be amortised over their estimated useful economic lives.

2.	Pre-acquisition disposal

•	The potential transaction is subject to an offer condition that prior to completion of the exchange offer, the LaSalle Agreement has been completed in accordance with its terms, or a purchase and sale agreement with another party with respect to the sale of LaSalle has been completed in accordance with its terms.

•	The adjustment represents the effect of the disposal of LaSalle and is based upon the consolidated IFRS balance sheet of LaSalle as at December 31, 2006 published by ABN AMRO within the ABN AMRO Unaudited Pro Forma Condensed Financial Statements, filed by ABN AMRO with the SEC on a Current Report on Form 6-K on April 25, 2007.

•	A closing exchange rate of 1.49 (€/£) has been used to convert the LaSalle balance sheet and an average exchange rate of 1.47 (€/£) has been used to convert the LaSalle income statement for presentational purposes within the pro forma financial statements in line with the exchange rates used in the published financial statements of Barclays for the year ended December 31, 2006.

3.	Other adjustments
      The other adjustments included in the pro forma financial information have been prepared as if the proposed combination was completed at December 31, 2006 for balance sheet purposes and at January 1, 2006 for income statement purposes.
Adjustments to the balance sheet reflect:

(a)	Cash outflows in respect of stamp duty and transaction costs; and cash inflows in relation to the exercise of ABN AMRO employee share options;

(b)	Adjustments required to fair value ABN AMRO financial assets and liabilities. These adjustments are disclosed in ABN AMRO 2006 Form 20-F;

(c)	Removal of remaining existing goodwill, intangible assets and related deferred tax assets in ABN AMRO (£6,725m) as disclosed in ABN AMRO 2006 Form 20-F. The recognition of estimated purchased goodwill and intangible assets of £27,420m arising from the proposed combination and the deferred tax asset (£109m) in relation to the recognition of the post retirement employee benefit liabilities at the balance sheet date (see adjustment (e) below);

(d)	Adjustment required to fair value ABN AMRO subordinated liabilities at the balance sheet date; and

(e)	The present value of the ABN AMRO net post retirement employee benefits obligations, and the deferred tax liability associated with the recognition of intangible assets and fair value adjustments to financial assets and liabilities. The net post retirement employee benefits obligation adjustment is disclosed in ABN AMRO 2006 Form 20-F.
Adjustments to the income statement reflect:

(f)	Amortization of the fair value adjustment applied to the assets and liabilities of ABN AMRO;

(g)	Removal of the amortization of existing intangible assets and the amortization of the estimated purchased intangible assets recognised as a result of the proposed combination; and

(h)	Current and deferred tax charges and credits relating to the adjustments above at the tax rates appropriate to the nature of such adjustments.

4.	Post-combination effects on income statement
      The fair value adjustments applied to the identified assets and liabilities of ABN AMRO and the purchased intangible assets recognised as part of the proposed combination (as detailed in Note 3) will be amortised on a straight line basis over the appropriate maturity (between 1 and 5 years). The pre-tax impact on the income statement for the years ending December 31, 2006 to December 31, 2010 is as follows:

	2006	2007	2008	2009	2010

	£m	£m	£m	£m	£m
Amortization of fair value adjustments on financial assets and liabilities	(1,145)	(432)	(432)	(432)	(431)
Amortization of purchased intangible assets recognised as a result of the combination	(1,646)	(1,645)	(1,645)	(1,645)	(1,645)

Total amortization relating to the proposed combination	(2,791)	(2,077)	(2,077)	(2,077)	(2,076)

5.	Unaudited comparative historical and pro forma earnings per share data
      Earnings used for the basic pro forma combined earnings per share calculation is the pro forma profit attributable to the equity holders of the parent for the year ended December 31, 2006.
      The weighted average number of shares outstanding during the year ended December 31, 2006 for the combined entity is based on the estimated equivalent weighted average number of ordinary shares for Barclays following the proposed combination. For illustrative purposes, earnings per share are calculated as if the exchange of ABN AMRO shares for Barclays equivalent shares had occurred at January 1, 2006. Under the terms of the proposed combination, ABN AMRO shares are expected to be exchanged at an estimated ratio of 3.225:1, increasing the weighted average by 6,115 million shares.
Calculated on an IFRS basis

2006

£m

Profit attributable to equity holders of parent	4,994
Dilutive impact of convertible options	(30)

Profit attributable to equity holders of parent including dilutive impact of convertible options	4,964

(in millions)

Basic weighted average number of shares in issue	6,357
Share issuance under proposed combination	6,115

Basic weighted average number of shares in issue following the proposed combination	12,472
Number of potential ordinary shares	150

Diluted weighted average number of shares	12,622

Calculated on a US GAAP basis

2006

£m

Profit attributable to equity holders of parent	5,134
Dilutive impact of convertible options	(21)

Profit attributable to equity holders of parent including dilutive impact of convertible options	5,113

(in millions)

Basic weighted average number of shares in issue	6,357
Share issuance under proposed combination	6,115

Basic weighted average number of shares in issue following the proposed combination	12,472
Number of potential ordinary shares	106

Diluted weighted average number of shares	12,578

Reconciliation to US GAAP
      A reconciliation of the unaudited pro forma profit attributed to equity holders of the parent under IFRS to the unaudited pro forma net income attributed to the parent company under US GAAP for the year ended December 31, 2006 and shareholders’ equity excluding minority interests under IFRS to shareholders’ equity excluding minority interests under US GAAP as at December 31, 2006 is set out below. For additional information on these adjustments, refer to note 60 in the Barclays 2006 Form 20-F and ABN AMRO 2006 Form 20-F.

2006

£m
Total pro forma profit attributed to equity holders of the parent under IFRS	4,994
US adjustments:
Goodwill	(8)
Intangible assets	(127)
Pensions	(267)
Post-retirement benefits	(17)
Leasing	(342)
Other compensation arrangements	66
Insurance	(96)
Revaluation of property	85
Hedging	655
Financial instruments	(71)
Foreign exchange on available for sale securities	320
Fee and cost recognition	31
Consolidation	(33)
Securitisation	(48)
Guarantees	(9)
Classification of debt and equity	58
Loans held for sale	(11)
Non-financial instruments	1
Disposal of foreign subsidiaries, associates and joint ventures	(34)
Restructuring provisions	(109)
Other	43
Tax effect of the above items	53

Total pro forma net income attributed to the parent company under US GAAP	5,134

Pro forma combined basic earnings per share	41.2
Pro forma combined diluted earnings per share	40.6

2006

£m
Total pro forma shareholders’ equity excluding minority interests under IFRS US adjustments:	65,627
Goodwill	533
Intangible assets	(694)
Pensions	324
Post-retirement benefits	(32)
Leasing	(342)
Compensation arrangements	176
Life assurance	(33)
Revaluation of property	(136)
Hedging	295
Financial instruments	(91)
Fee and cost recognition	62
Consolidation	9
Securitisation	307
Guarantees	(3)
Classification of debt and equity	179
Loans held for sale	(11)
Non-financial instruments	(3)
Tax effect of the above items	(307)

Total pro forma shareholders’ equity excluding minority interests under US GAAP	65,860

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: June 12, 2007	By: /s/ Marie Smith

Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: June 12, 2007	By: /s/ Marie Smith

Name: Marie Smith
Title: Assistant Secretary